--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended May 31, 2008                  Commission File Number 0-14884


                              SAND TECHNOLOGY INC.
                  (Translation of registrant's name in English)


                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F /X/                    Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes / /                          No /X/

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND(TM) TECHNOLOGY LOGO]

                                                        INVESTOR RELATIONS:

                                                        de Jong & Associates,
                                                        sndt@dejong.org
                                                        +(1) 760/943-9065

PRESS RELEASE

                      SAND ANNOUNCES SECOND QUARTER RESULTS

MONTREAL, MAY 5th, 2008: SAND Technology Inc. (OTCBB:SNDTF), an international provider of intelligent enterprise information management software, today reported results for the six-month period ended January 31, 2008. The Company reported a loss for the first half of fiscal year 2008 of $796,263, or ($0.05) per share on revenues of $3,204,446. In comparison with the first half of fiscal year 2007, the operating loss has decreased by 40%, on substantially the same level of revenues.

"We are pleased in the improvement of our net results over the same period last year." said Arthur Ritchie, President and Chief Executive Officer of SAND. "Although we were expecting stronger revenues, we remain encouraged by the level of interest and the pipeline for our SAND/DNA products in general and our new SAND/DNA for SAP BI offering," added Ritchie. "In addition we have realized an increase in partner interest and participation, along with several speaking opportunities and articles to be published in the foreseeable future", said Ritchie.

ABOUT SAND TECHNOLOGY(R)

SAND Technology provides organizations worldwide with a unique vantage point from which to survey the competitive landscape. SAND's advanced analytic data management products empower users with a better understanding of their business environment through better access to their business data.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecommunications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe. For more information, visit www.sand.com

All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, SAND Searchable Archive, See What's on the Horizon, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

                              SAND TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEET
(UNAUDITED)

                                                     IN CANADIAN DOLLARS
                                                     -------------------

                                                   As at            As at
                                               Jan. 31, 2008    July 31, 2007
                                               -------------    -------------
ASSETS
Current Assets
    Cash and cash equivalents                  $      62,643    $     330,711
    Accounts Receivable, Net                   $   1,668,060    $   1,582,957
    Prepaid Expenses                           $     180,188    $     150,964
                                               ------------------------------
                                               $   1,910,891    $   2,064,632

Capital Assets, Net                            $     144,855    $     181,669
Other Assets, Net                              $      55,423    $     110,847
                                               ------------------------------
                                               $   2,111,169    $   2,357,148
                                               ==============================

LIABILITIES
Current Liabilities
    Accounts Payable and Accrued Liabilities   $   1,151,952    $   1,076,116
    Deferred Revenue                           $   1,386,247    $   1,305,270
    Due to Shareholder                         $   1,158,283    $     750,144
    Deferred Credits                           $      92,901    $     107,569
                                               ------------------------------
                                               $   3,789,383    $   3,239,099
                                               ------------------------------

SHAREHOLDERS' DEFICIENCY
    Common Stock                               $  38,530,441    $  38,530,441
    Contributed Surplus                        $     305,110    $     305,110
    Deficit                                    $ (40,513,765)   $ (39,717,502)
                                               ------------------------------
                                               $  (1,678,214)   $    (881,951)
                                               ------------------------------
                                               $   2,111,169    $   2,357,148
                                               ==============================

                              SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                                          IN CANADIAN DOLLARS
                                                          -------------------

                                 3 Months Ended    6 Months Ended    3 Months Ended    6 Months Ended
                                  Jan. 31, 2008     Jan 31, 2008      Jan 31, 2007      Jan. 31, 2007
                                 --------------    --------------    --------------    --------------
Revenues                         $    1,419,521    $    3,204,446    $    1,861,658    $    3,332,065
                                 --------------------------------------------------------------------

Operating expenses
Cost of Sales and Product
Support                          $     (387,191)   $     (799,355)   $     (466,315)   $     (899,990)
Research and Development Costs   $     (498,179)   $   (1,090,676)   $     (584,086)   $   (1,159,952)
Amortization of capital assets
and acquired technology          $      (46,689)   $      (95,758)   $      (50,849)   $     (101,869)
Selling, general and
administrative expenses          $     (926,242)   $   (1,920,016)   $   (1,248,635)   $   (2,495,350)

                                 --------------------------------------------------------------------
Total operating expense          $   (1,858,301)   $   (3,905,805)   $   (2,349,885)   $   (4,657,161)
                                 --------------------------------------------------------------------

Operating Income (Loss)          $     (438,780)   $     (701,359)   $     (488,227)   $   (1,325,096)

Interest Income, Net             $      (52,563)   $      (94,904)   $         (868)   $         (531)
                                 --------------------------------------------------------------------

Net Earnings (Loss)              $     (491,343)   $     (796,263)   $     (489,095)   $   (1,325,627)
                                 ====================================================================

Earnings (Loss) per share        $        (0.03)   $        (0.05)   $        (0.04)   $        (0.10)

Weighted average number of
shares outstanding                   14,318,189        14,318,189        12,818,189        12,818,189

                                         SAND TECHNOLOGY INC.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS

                                         QUARTERLY REPORT

                                         SECOND QUARTER ENDED JANUARY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS - JANUARY 31, 2008

THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED JANUARY 31, 2008 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND RELATED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND TECHNOLOGY INC'S (SAND) 2007 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 7 TO 27 OF SAND'S 2007 ANNUAL REPORT.

CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE", "MAY", "WILL", "SHOULD", "COULD", "WOULD", "EXPECT", "PLAN", "ANTICIPATE", "BELIEVE", "ESTIMATE", "CONTINUE", OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON APRIL 4, 2008. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE SAND'S CURRENT ANNUAL REPORT AND ITS REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

     SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(GAAP).

     ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

     During the 2007 fiscal year, SAND continued its process, started in previous years, of engaging integrator and systems partners in active sales situations for its high-performance analytical application products. In particular, the SAND Searchable Archive product (now named SAND/DNA Access) began to gain traction and mindshare as a method for managing growth in data warehouse environments in a fashion that is very complementary to existing industry standards. In conjunction with partners like SAP, the company has readied specific application offerings, using this exciting product, to make it easy to adopt. During 2007, the company launched the SAND/DNA brand for its products in conjunction with the SAP offering with high interest from industry analysts, partners, and prospective customers.

     Despite the growing conditioning of the market to its new solutions to intelligent information management, the company recognizes the potentially lengthy sales cycles required to gain strong market acceptance of these new approaches, and therefore significantly lowered its expense rate. At the same time it engaged refined skills in the area of Marketing and Business Development geared towards the SAND/DNA applications.

     The result in the first half of this Fiscal Year (2008) was the continuation of a significant reduction in operating losses although sales have decreased slightly. While we expect that our new solutions will only start contributing to revenues and profits later this year and the beginning of the next fiscal year, we are encouraged by the trends in our financial performance which should only improve further as they come to stream.

RESULTS OF OPERATIONS

SECOND QUARTER OF FISCAL 2008 COMPARED WITH SECOND QUARTER OF FISCAL 2007 AND FIRST HALF OF FISCAL 2008 COMPARED WITH FIRST HALF OF FISCAL 2007

Revenue

     Sales revenue for the second quarter ended January 31, 2008 was $1,419,521, a decrease of 24% from sales of $1,861,658 for the second quarter ended January 31, 2007. In North America, sales were $530,646, an increase of 57% from sales of $337,751 in the second quarter of fiscal 2007. In Europe, sales in the second quarter of fiscal 2008 were $888,875, a decrease of 42% from sales of $1,523,907 in the second quarter of fiscal 2007.

     Sales revenue for the first half of fiscal 2008 was $3,204,446, a decrease of 4% from sales of $3,332,065 for the first half of fiscal 2007. In North America sales were $1,240,315, an increase of 34% from sales of $928,523 in the first half of fiscal 2007. In Europe, sales in the first half of fiscal 2008 were $1,964,131, a decrease of 18% from sales of $2,403,542 in the first half of fiscal 2007.

     In North America the increase in our revenues can be explained primarily by the increased sales from our alliances during the first half of fiscal 2008. In Europe the decrease is associated primarily to delays in the procurement process from some opportunities.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses decreased by 26% to $926,242 for the second quarter ended January 31, 2008 from $1,248,635 for the second quarter ended January 31, 2007. For the first half of fiscal 2008, selling, general and administrative expenses were $1,920,016 compared to $2,495,350 during the first half of fiscal 2007, a decrease of 23%.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing as well as the cost of materials and equipment used in research and development activities. Research and development expenses decreased by 15% to $498,179 for the second quarter ended January 31, 2008 from $584,086 for the second quarter ended January 31, 2007. For the first half of fiscal 2008, research and development expenses were $1,090,676 compared to $1,159,952 during the first half of fiscal 2007, a decrease of 6%. For the remainder of fiscal 2008, we expect that Research and Development expenditures will not vary significantly in absolute dollars.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to systems architects who assist clients to implement systems and provide support services. Cost of sales decreased by 17% to $387,191 for the second quarter ended January 31, 2008 from $466,315 for the second quarter ended January 31, 2007. For the first half of fiscal 2008, cost of sales was $799,355 compared to $899,990 during the first half of fiscal 2007, a decrease of 11%. The decrease for the first half of fiscal 2008 reflects in part the decrease in revenue. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     SAND generated a net loss of $491,343 in the second quarter ended January 31, 2008 as compared to a net loss of $489,095 in the second quarter ended January 31, 2007. Net loss was $796,263 in the first half of fiscal 2008 as compared to a net loss of $1,325,627. These results reflect the transitional nature of the business and distribution model of SAND, as it moves progressively towards being profitable. We believe that this transition is likely to continue during the next few quarters.

Liquidity and Capital Resources

     Cash and investments as at January 31, 2008 were $62,643 compared with $348,997 as at January 31, 2007. SAND does not have a line of credit with a commercial bank. In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. The Corporation's management will continue to search for additional sources of debt and equity financing. There can be no assurance that the Corporation's activities will be successful and as a result there is doubt regarding the going concern assumption.

                                         SAND TECHNOLOGY INC.

                                         QUARTERLY REPORT

                                         SECOND QUARTER ENDED JANUARY 31, 2008



       NOTICE TO READERS OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS

     The unaudited interim financial statements of Sand Technology Inc. for the period ended January 31, 2008 have not been reviewed by Sand
Technology Inc.'s external auditors.

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

                                                                        AS AT           As at
                                                                     JANUARY 31,      July 31,
                                                                        2008            2007
------------------------------------------------------------------------------------------------
                                                                          $               $
                                                                     (UNAUDITED)      (audited)
ASSETS
Current assets
    Cash & cash equivalents                                               62,643         330,711
    Accounts receivable                                                1,668,060       1,582,957
    Prepaid expenses                                                     180,188         150,964
------------------------------------------------------------------------------------------------
                                                                       1,910,891       2,064,632

Capital assets, net (Note 2)                                             144,855         181,669
Other assets (Note 3)                                                     55,423         110,847
------------------------------------------------------------------------------------------------
                                                                       2,111,169       2,357,148
================================================================================================

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                           1,151,952       1,076,116
    Deferred revenue                                                   1,386,247       1,305,270
    Due to a Shareholder (Note 4)                                      1,158,283         750,144
    Deferred credits                                                      92,901         107,569
------------------------------------------------------------------------------------------------
                                                                       3,789,383       3,239,099
------------------------------------------------------------------------------------------------

SHAREHOLDERS' DEFICIENCY
    Common stock (Note 5)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           14,318,189 common shares (14,318,189 in July 31, 2007)     38,530,441      38,530,441
    Contributed surplus                                                  305,110         305,110
    Deficit                                                          (40,513,765)    (39,717,502)
------------------------------------------------------------------------------------------------
                                                                      (1,678,214)       (881,951)
------------------------------------------------------------------------------------------------
                                                                       2,111,169       2,357,148
================================================================================================

               See notes to the consolidated financial statements

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

                                             THREE MONTHS    Three months     SIX MONTHS      Six months
                                                 ENDED           ended           ENDED           ended
                                              JANUARY 31,     January 31,     JANUARY 31,     January 31,
                                                 2008            2007            2008            2007
---------------------------------------------------------------------------------------------------------
                                                   $               $               $               $
REVENUES                                        1,419,521       1,861,658       3,204,446       3,332,065
---------------------------------------------------------------------------------------------------------

Cost of sales and product support                (387,191)       (466,315)       (799,355)       (899,990)
Research and development, net                    (498,179)       (584,086)     (1,090,676)     (1,159,952)
Amortization of capital and other
    assets                                        (46,689)        (50,849)        (95,758)       (101,869)
Selling, general and
    administrative expenses                      (926,242)     (1,248,635)     (1,920,016)     (2,495,350)
---------------------------------------------------------------------------------------------------------
Total operating expenses                       (1,858,301)     (2,349,885)     (3,905,805)     (4,657,161)
=========================================================================================================

Operating loss                                   (438,780)       (488,227)       (701,359)     (1,325,096)

Interest income (expense)                         (52,563)           (868)        (94,904)           (531)
---------------------------------------------------------------------------------------------------------

NET LOSS                                         (491,343)       (489,095)       (796,263)     (1,325,627)

Deficit at beginning of period                (40,022,422)    (38,027,510)    (39,717,502)    (37,190,978)
---------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                      (40,513,765)    (38,516,605)    (40,513,765)    (38,516,605)
=========================================================================================================

Basic and diluted
    loss per share                                  (0.03)          (0.04)          (0.05)          (0.10)
---------------------------------------------------------------------------------------------------------

Weighted average number of
    shares outstanding                         14,318,189      12,818,189      14,318,189      12,818,189

Net effect of dilutive stock
    options and warrants                                -               -               -               -
---------------------------------------------------------------------------------------------------------

Weighted average number of
    diluted shares outstanding                 14,318,189      12,818,189      14,318,189      12,818,189
=========================================================================================================

               See notes to the consolidated financial statements

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

                                      THREE MONTHS    Three months     SIX MONTHS      Six months
                                          ENDED           ended           ENDED           ended
                                       JANUARY 31,     January 31,     JANUARY 31,     January 31,
                                          2008            2007            2008            2007
--------------------------------------------------------------------------------------------------
                                           $               $               $               $
OPERATING ACTIVITIES
    Net loss                              (491,343)       (489,095)       (796,263)     (1,325,627)
    Items not affecting cash
        Amortization of capital and         46,689          50,849          95,758         101,869
        other assets
    Changes in non-cash
        operating working
        capital items (Note 9)             259,103         104,448          42,486         199,309
--------------------------------------------------------------------------------------------------
                                          (185,551)       (333,798)       (658,019)     (1,024,449)
--------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets              (3,520)         (3,954)         (3,520)        (24,434)
--------------------------------------------------------------------------------------------------
                                            (3,520)         (3,954)         (3,520)        (24,434)
--------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Due to Shareholder                     166,101               -         408,139               -
    Deferred credits                        (7,334)         (7,334)        (14,668)        (14,668)
--------------------------------------------------------------------------------------------------
                                           158,767          (7,334)        393,471         (14,668)
--------------------------------------------------------------------------------------------------

Decrease in cash and                       (30,304)       (345,086)       (268,068)     (1,063,551)
    Cash equivalents
Cash & cash equivalents,
    beginning of period                     92,947         694,083         330,711       1,412,548
--------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
    END OF PERIOD                           62,643         348,997          62,643         348,997
==================================================================================================

               See notes to the consolidated financial statements

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA and the SAND/DNA Analytics, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on the basis of the going concern assumption, meaning that it is assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

       In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. The Corporation's management will continue to search for additional sources of debt and equity financing.

       There can be no assurance that the Corporation's activities will be successful and as a result there is doubt regarding the "going concern" assumption. These consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" assumption was not appropriate. The adjustments to the carrying values of the assets and liabilities, the reported expenses and the balance sheet classifications, which could be material, may be necessary for these consolidated financial statements.

       USE OF ESTIMATES

       These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended July 31, 2007.

       BASIS OF CONSOLIDATION

       The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       REVENUE RECOGNITION

       The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

       Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

       In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

       Revenues from maintenance services for licences previously sold and implemented are recognized rateably over the terms of the contract.

       Revenue from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

       Amounts received in advance of the delivery of products or the performance of services are classified as deferred revenue.

       CASH AND CASH EQUIVALENTS

       Cash and cash equivalents include unrestricted cash and highly liquid investments.

       CAPITAL ASSETS

       Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                  Furniture and equipment            5 years
                  Computer equipment                 3 years
                  Leasehold Improvements             over the lease term

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       OTHER ASSETS

       Other assets comprise contract costs. Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and will be amortized rateably over the term of the contract.

       RESEARCH AND DEVELOPMENT COSTS

       Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

       INCOME TAXES

       Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

       DEFERRED CREDITS

       Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.

       FOREIGN EXCHANGE TRANSLATION

       Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

       The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period, with the exception of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       LOSS PER SHARE

       Per share computations are based on the weighted average number of shares outstanding during the period. The dilutive effect of options is determined using the treasury stock method.

       STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

       The Corporation accounts for stock-based compensation under the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants (CICA) Handbook, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS, which sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require the Corporation to use a fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. See Note 5, stock option plan, for additional information.

       GUARANTEES

       In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline 14.

       Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

       The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

       NEW ACCOUNTING POLICIES ADOPTED

       STOCK-BASED COMPENSATION FOR EMPLOYEES ELIGIBLE TO RETIRE BEFORE THE VESTING DATE

       In July 2006, the Emerging Issues Committee (EIC) of the CICA issued EIC-162, "Stock-based Compensation for Employees Eligible to Retire before the Vesting Date". EIC-162 clarifies the accounting for compensation costs relating to stock-based awards granted to employees. EIC-162 requires that i) compensation costs attributable to stock-based awards granted to employees who are eligible to retire on the grant date be recognized on the grant date, and ii) compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date of retirement eligibility. This abstract is to be applied retroactively, with restatement of prior periods, and is effective for interim periods beginning on or after December 1, 2006. The adoption of EIC-162 did not have a material impact on the Corporation's financial statements

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

2.     CAPITAL ASSETS

                                              JANUARY 31, 2008                July 31, 2007
                                 ------------------------------------------   -------------
                                                Accumulated      Net Book       Net Book
                                     Cost       Depreciation      Value           Value
                                 ------------   ------------   ------------   -------------
                                      $              $              $               $
       Furniture and equipment        320,113        320,002            111             111
       Computer equipment             631,821        572,159         59,662          81,762
       Leasehold improvements         287,610        202,528         85,082          99,796
       ------------------------------------------------------------------------------------
                                    1,239,544      1,094,689        144,855         181,669
       ====================================================================================

3.    OTHER ASSETS

                                              JANUARY 31, 2008                July 31, 2007
                                 ------------------------------------------   -------------
                                                Accumulated      Net Book       Net Book
                                     Cost       Depreciation      Value           Value
                                 ------------   ------------   ------------   -------------
                                      $              $              $               $
       Contract Costs                 471,100        415,677         55,423         110,847
       ------------------------------------------------------------------------------------

4.     DUE TO A SHAREHOLDER

       During the year 2007, the Corporation formalized the conditions pertaining to a loan obtained from a significant shareholder who is also the President and Chief Executive Officer. The loan is repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15%. In conjunction with the ratification of the loan agreement, the Corporation also issued 103,061 warrants, each warrant entitling to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

5.     COMMON STOCK

       (a) AUTHORIZED

       Unlimited number of Class "A" common shares without par value.

       (b) STOCK OPTION PLANS

       The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System or since August 9, 2005 on the OTC Bulletin Board

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

5.     COMMON STOCK (CONTINUED)

       (OTCBB) on the day prior to the date of grant. Options vest rateably over a five year period and the option's maximum term is 10 years.

       Activity in the stock option plans for the six months period ended January 31, 2008 and fiscal 2007 was as follows:

                               SIX MONTHS ENDED
                               JANUARY 31, 2008       July 31, 2007
                             -------------------   -------------------
                                        WEIGHTED              Weighted
                                        AVERAGE               average
                             OPTIONS    EXERCISE   Options    exercise
                              (000)      PRICE      (000)      price
                             --------   --------   --------   --------
                                 #         $US         #        $US
       Outstanding,
       beginning of period      1,169       1.52      1,041       1.59
           Granted                  -          -        288       1.00
           Exercised                -          -          -          -
           Forfeited              427       2.04        160       1.00
                             --------   --------   --------   --------
       Outstanding,
       End of period              742       1.22      1,169       1.52
                             ========   ========   ========   ========
       Options exercisable
       at end of period           471       1.34        728       1.79
                             ========   ========   ========   ========

       The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of January 31, 2008:

                                     Options outstanding           Options exercisable
                              ---------------------------------   ---------------------
                                          Weighted
                                           average     Weighted                Weighted
                                          remaining    average                 average
       Ranges of exercise      Options      life       exercise    Options     exercise
       prices ($US)             (000)      (years)      price       (000)       Price
                              ---------------------------------   ---------------------
                                  #                      $US          #         $US
       LESS THAN 1.00               160        8.47        0.69         160        0.69
       1.00 to 1.99                 521       17.25        1.00         250        1.00
       3.00 to 3.99                  20        8.47        3.37          20        3.37
       4.00 to 4.99                  30        9.99        4.63          30        4.63
       5.00 to 5.99                   5       12.68        5.00           5        5.00
       6.00 to 6.99                   6       11.28        6.46           6        6.46
                              ---------------------------------   ---------------------
                                    742       14.75        1.22         471        1.34

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

5.     COMMON STOCK (CONTINUED)

       (c) SHARE AWARD PLAN

       On November 2, 2006, the Board of Directors of SAND established a Share Award Plan pursuant to which up to 1,000,000 Common Shares of the Corporation shall be issuable under the Share Award Program through direct and immediate issuances without any intervening option grants.

       On August 28, 2007, the Board of Directors of the Corporation authorized the award of up to 665,000 Common Shares. Since then, the Corporation has awarded 652,500 Common Shares including grants which are dependant on the Award Recipients achieving certain defined objectives. Vested Common Shares shall be acquired by the Award Recipient upon payment of $0.001 per Common Share by the Award Recipient to the Corporation in the event the Award Recipient is in the employ of the Corporation on the vesting date of September 30, 2010 or upon a change in control of the Corporation. As at January 31, 2008, 652,500 awarded Common Shares are still outstanding (Nil as of July 31, 2007).

6.     INCOME TAXES

       There was no income tax accrued during the nine-month period ended January 31, 2008.

7.     COMMITMENTS

       The Corporation is committed under operating leases for a total amount of approximately $1,090,005. The minimum payments due in each of the forthcoming years are as follows:

                                               $
                           2008                407,498
                           2009                275,317
                           2010                244,314
                           2011                162,876

8.     SEGMENTED INFORMATION

       The Corporation is considered to have only one business segment.

       The Corporation has two geographic reportable segments. Both the North American and European segments market the SAND Analytical Server and the SAND Searchable Archive. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

8.     SEGMENTED INFORMATION (CONTINUED)

       As at and for the three months ended January 31,

                                             North America       Europe
       --------------------------------------------------------------------
       2008
       Net sales                                   530,646          888,875
       (Loss) before income taxes                 (226,188)        (265,155)
       Identifiable assets                       1,112,731          998,438

       2007
       Net sales                                   337,751        1,523,907
       (Loss) earnings before income taxes        (639,601)         150,506
       Identifiable assets                       1,177,840        1,989,943

       As at and for the six months ended January 31,

                                             North America       Europe
       --------------------------------------------------------------------
       2008
       Net sales                                 1,240,315        1,964,131
       Loss before income taxes                 (1,303,024)         506,761
       Identifiable assets                       1,112,731          998,438

       2007
       Net sales                                   928,523        2,403,542
       (Loss) before income taxes               (1,522,187)         196,560
       Identifiable assets                       1,177,840        1,989,943

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

9.     FINANCIAL INSTRUMENTS

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       As at January 31, 2008, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

       CREDIT RISK

       The Corporation's exposure to credit risk as of January 31, 2008, is equal to the carrying amount of its financial assets.

       CONCENTRATION OF CREDIT RISK

       Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers.

       CURRENCY RISK

       The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

10.    CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                               THREE MONTHS   Three months     SIX MONTHS      Six months
                                   ENDED          ended           ENDED           ended
                                JANUARY 31,    January 31,     JANUARY 31,     January 31,
                                   2008           2007            2008            2007
       -----------------------------------------------------------------------------------
                                    $              $               $               $
       Accounts receivable           26,476     (1,205,012)        (85,103)       (736,132)
       Prepaid expenses              33,936       (102,443)        (29,224)       (127,516)
       Deferred revenue              54,220        327,975          80,977         119,157
       Accounts payable and
         accrued liabilities        144,471      1,083,928          75,836         943,800
       -----------------------------------------------------------------------------------
       Changes in non-cash
         operating working
         capital items              259,103        104,448          42,486         199,309
       ===================================================================================

11.    COMPARATIVE FIGURES

       Certain figures for prior periods have been reclassified in order to conform to the presentation adopted in the current period.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SAND TECHNOLOGY INC.


May 6, 2008                             /s/ Arthur G. Ritchie
                                        ---------------------------------------
                                        Arthur G. Ritchie
                                        Chairman of the Board, President
                                        and Chief Executive Officer